Exhibit H

                             Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35 -   )

Filings under the Public Utility Holding Company Act of 1935 ("Act")
            , 2003

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to the provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) that is/are available for public inspection through the Commission's Branch of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by , 2003, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After , 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

E.ON AG

     E.ON AG ("E.ON" or "Applicant"), located at E.ON-Platz 1, 40479 Dusseldorf, Germany, a registered holding company, has submitted an application with the Commission pursuant to Section 13 of the Act.

     E.ON currently owns LG&E Energy Corp. ("LG&E Energy"), a public utility holding company exempt by order under Section 3(a)(1) of the Act, which in turn owns two public utility companies, Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU"). E.ON indirectly holds these utility interests through the Powergen chain of companies: Powergen US Holdings Limited, Powergen US Investments, Powergen Luxembourg Holdings sarl and Powergen Luxembourg sarl (the "Powergen Intermediate Holding Companies")

     By order dated June 14, 2002, (E.ON AG, et al., Holding Co. Act Release No. 27539), (the "2002 Order"), the SEC authorized E.ON to acquire all of the issued and outstanding common stock of Powergen and, through the acquisition of Powergen, LG&E Energy and its public utility subsidiaries, LG&E and KU (the "Acquisition"). On July 1, 2002, E.ON consummated the Acquisition and registered as a holding company under Section 5 of the Act.

     Applicant, on behalf of itself and its subsidiaries, requests that the Commission approve its Application-Declaration for E.ON to coordinate the implementation of financial management


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systems and the provision of corresponding support and maintenance services to all of its subsidiaries, including its U.S. public utility subsidiaries, pursuant to Section 13 of the Act.

     Applicant proposes to modernize its internal financial risk management systems for the detection and analysis of financial risks, monitoring these risks and liquidity planning purposes. Applicant stated that the systems implementation will substantially improve its ability to monitor financial transactions in the E.ON system as a whole and will have the additional benefit of facilitating Applicant's ability to comply with substantive reporting requirements under U.S. federal securities laws and the 1935 Act. Applicant proposes to replace its local treasury management and financial planning system with an integrated treasury and asset management system, Trema Finance KIT ("Finance KIT"), that will support the financial reporting and treasury functions of the national and international companies within the E.ON Group. Applicant proposes to enter into a software license agreement with Trema (Europe) AB ("Trema") for the installation and implementation of Finance KIT at E.ON and the various headquarters of its subgroups, including LG&E and KU. Applicant also proposes to enter into a software support agreement with Trema for related support services. The license and support agreements with Trema cover the implementation of eKIT, a web-based version of Finance KIT, which would extend the financial risk and cash management features of Finance KIT to Applicant's subsidiaries below the level of E.ON's first tier subsidiaries.

     In addition to Finance KIT and eKIT, Applicant proposes to introduce its existing credit risk management system, RMS, to the headquarters of its subgroups and energy trading subsidiaries. E.ON currently uses RMS in its credit risk management process for analyses of the financial statements and ratings of its counterparties within its treasury operations and the trading operations of the E.ON subgroups. In conjunction with Finance KIT, RMS will further facilitate the financial risk management systems integration of E.ON's national and international group members. E.ON proposes to enter into a license agreement with e.stradis GmbH ("e.stradis") for the installation and implementation of an updated version of RMS at E.ON Energie AG, E.ON Energie Sales and Trading GmbH, Ruhrgas AG, Sydkraft, Powergen and LG&E. E.ON will also enter into a support agreement with e.stradis for related support services.

     Applicant proposes to allocate to itself and each of its subsidiaries such company's pro rata share of the total costs incurred under the Trema and e.stradis license and support agreements. Applicant will serve as the internal coordinator for directing payments to Trema and e.stradis on behalf of its utility and non-utility subsidiaries and no company within the E.ON system will earn a profit on amounts paid by any other company in connection with the Trema and e.stradis license and support agreements.

     Applicant asserts that the proposed arrangement is not the provision of a service within the meaning of the Act. Alternatively, Applicant asserts that the proposed service arrangements with Trema and e.stradis constitute special and unusual circumstances and should be exempt from the provisions of Section 13(a). Under both license agreements, E.ON, as the systems purchaser, will pay for the delivery of the service on behalf of itself and its subsidiaries including LG&E and KU. E.ON's subsidiaries will pay only the costs set forth in the Trema and e.stradis license agreements, without profit to E.ON. Applicant stated that it will not be the service provider under the two license agreements. Instead, Applicant asserts that its sole function will be to coordinate payments to Trema and e.stradis, thereby relieving Trema and e.stradis of the


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administrative burden of dealing individually with each of the above mentioned companies within the E.ON system, and the likely increase in cost if they are required to do so, for both the provision of services and the scheduling of service payments.

     Applicant further stated that the proposed service arrangements with Trema and e.stradis will result in significant time and cost savings for E.ON and all of its subsidiaries since (i) financial reporting will be standardized, thereby improving compliance with reporting requirements under the 1935 Act and U.S. federal securities laws, (ii) risk management functions will be integrated and standardized, providing a consolidating view of positions and market and credit risk exposures, and (iii) system users will have easy access to information that require a one-time entry into the system and could then be used for reporting, analyzing and managing financial risks, and cash management.

     Applicant stated that the authorization requested satisfies the applicable provisions of the Act and that no adverse findings are appropriate or necessary and that the proposed transaction is not detrimental to the public interest or the interest of investors or consumers.

     For the Commission by the Division of Investment Management, pursuant to delegated authority.



                                                   Jonathan G. Katz
                                                   Secretary


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